EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2015 and the five years ended December 31, 2014 were as follows:

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$99,252	$345,249	$242,583	$236,378	$217,054	$140,698
Gains on sales of real estate	95,084	168,039	—	—	—	2,734
Amortization of interest capitalized	2,489	8,211	5,522	5,278	4,188	2,660
Distributions from unconsolidated joint ventures	1,350	7,372	17,600	20,565	22,451	10,733
Fixed charges (see below)	118,193	515,891	528,116	469,083	449,972	423,224
Subtract:
Interest capitalized	(7,965)	(52,476)	(68,152)	(44,278)	(48,178)	(40,981)
Preferred distributions of consolidated subsidiaries	(3)	(1,023)	(6,046)	(3,497)	(3,339)	(3,343)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(9,993)	(28,958)	(5,818)	—	—	—

Total earnings	$298,407	$962,305	$713,805	$683,529	$642,148	$535,725

Fixed charges:
Interest expensed	$108,757	$455,743	$447,240	$413,564	$394,131	$378,079
Interest capitalized	7,965	52,476	68,152	44,278	48,178	40,981
Portion of rental expense representative of the interest factor	1,468	6,649	6,678	7,744	4,324	821
Preferred distributions of consolidated subsidiaries	3	1,023	6,046	3,497	3,339	3,343

Total fixed charges	$118,193	$515,891	$528,116	$469,083	$449,972	$423,224

Preferred dividends	2,589	10,500	8,057	—	—	—

Total combined fixed charges and preferred dividends	$120,782	$526,391	$536,173	$469,083	$449,972	$423,224

Ratio of earnings to fixed charges	2.52	1.87	1.35	1.46	1.43	1.27

Ratio of earnings to combined fixed charges and preferred dividends	2.47	1.83	1.33	1.46	1.43	1.27